    The information contained in this preliminary prospectus is not complete and may be changed.

                                                  Filed Pursuant to Rule 424(b)3
                                                      Registration No. 333-67067

                   Subject to Completion. Dated July 9, 1999.

            Prospectus Supplement to Prospectus dated November 17, 1998.

                                  $250,000,000

                                UtiliCorp United

                        % Senior Notes due July 15,

                               ------------------

    We will pay interest on the senior notes on January 15 and July 15 of each year. The first such payment will be made on January 15, 2000. The senior notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

                            -----------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            -----------------------

                                                                                                 PER NOTE        TOTAL
                                                                                                -----------  -------------
Initial public offering price.................................................................            %  $
Underwriting discount.........................................................................            %  $
Proceeds, before expenses, to UtiliCorp.......................................................            %  $

    The initial public offering price set forth above does not include accrued
interest, if any. Interest on the senior notes will accrue from July   , 1999
and must be paid by the purchaser if the senior notes are delivered after July
  , 1999.

                            -----------------------

    The underwriters expect to deliver the senior notes in book-entry form only through the facilities of The Depository Trust Company against payment in New
York, New York on July   , 1999.

GOLDMAN, SACHS & CO.

                BANC OF AMERICA SECURITIES LLC

                                 SALOMON SMITH BARNEY

                                                  TD SECURITIES

                                ---------------

                   Prospectus Supplement dated July   , 1999.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

    You should carefully read this prospectus supplement along with the prospectus that follows before you invest. Both documents contain important information you should consider when making your investment decision. This
prospectus supplement contains information about our    % Senior Notes due July
15,     , and the prospectus contains information about our senior notes generally.

This prospectus supplement may add, update or change information in the prospectus. You should rely only on the information provided or incorporated by reference in this prospectus supplement and the prospectus. The information in
this prospectus supplement is accurate as of July   , 1999. We have not
authorized anyone else to provide you with different information.

                                  THE COMPANY

    We are a multinational energy solutions provider with headquarters at 20 W. Ninth Street, Kansas City, Missouri 64105, telephone number (816) 421-6600. A brief description of our three business segments follows:

    REGULATED BUSINESSES. This segment includes our domestic utility generation, distribution and transmission businesses. Through it, we strive to be a competitively priced, safe and reliable provider of electricity and natural gas. The regulated businesses segment serves over 1.2 million regulated gas and electricity customers and is our largest business segment in terms of earnings before interest and taxes.

    Our regulated gas and electric service territory is located in eight states. We believe that the geographic diversity of our regulated gas and electric business limits earnings volatility resulting from a single adverse regulatory ruling and lowers our exposure to catastrophic events. We have both winter-peaking and summer-peaking gas and electric utilities, which increases the stability of our earnings and cash flow.

    The generation business within the regulated businesses segment provides wholesale electricity to our retail operations and to other utilities, municipalities and large customers. It has 1,680 megawatts of regulated, non-nuclear capacity located in Missouri, Kansas and Colorado.

    AQUILA ENERGY. The Aquila Energy segment has three distinct businesses, as follows:

    - ENERGY MARKETING. Aquila Energy's wholesale energy marketing business is conducted through various operating units, collectively referred to as "energy marketing." Energy marketing is a gas and power marketing unit with a marketing, supply and transportation network consisting of relations with gas producers, local distribution companies and end-users throughout the U.S. and Canada.

    - GAS GATHERING AND PROCESSING. Aquila Energy includes Aquila Gas Pipeline Corporation, which gathers and processes natural gas and natural gas liquids. This company owns and operates a 3,403-mile intrastate gas transmission and gathering network and four processing plants that extract and sell natural gas liquids.

    - INDEPENDENT POWER PROJECTS. Aquila Energy participates in the ownership and operation of facilities in the independent and wholesale power generation market. Consistent with our overall strategy to minimize risk through diversification, Aquila Energy has invested in generation facilities that are geographically diverse and use a variety of fuels and proven technologies. To date, Aquila Energy has made investments in 18 projects located in seven states and Jamaica, including a 600-megawatt gas powered merchant plant currently under development.

    INTERNATIONAL. Our international operations are managed separately from our other two business segments. The international segment includes our investments in:

    - UnitedNetworks Limited, an electric distribution company in New Zealand (we own 79%);

    - United Energy Limited, an electric distribution company in Australia (we own 34%);

    - Multinet Gas/Ikon Energy, natural gas distribution and retail businesses in Australia (we own 25.5%);

    - Aquila Energy Limited (formerly United Gas Limited), a natural gas marketing and transportation business in the United Kingdom (we own 100%); and

    - West Kootenay Power, a hydro-electric utility in British Columbia, Canada (we own 100%).

    We continue to seek early entry into markets that provide a combination of stable and attractive political and economic environments and markets open or opening to competition in electric or natural gas sales.

                              RECENT DEVELOPMENTS

    On January 31, 1999, UnitedNetworks Limited, our 79%-owned New Zealand utility, purchased New Zealand based TrustPower. The $261 million deal added approximately 96,000 customers to UnitedNetworks' system and makes it New Zealand's largest electricity distribution company, with approximately 468,000 customers.

    On March 4, 1999, we agreed to merge with St. Joseph Light & Power Company. Under the agreement, St. Joseph shareholders will receive $23.00 of UtiliCorp common stock for each share of St. Joseph common stock. St. Joseph shareholders approved this transaction on June 16, 1999, and the consummation of the transaction is now subject to approvals by state and federal regulatory agencies. We expect to close this transaction by mid-2000. The transaction, valued at approximately $270 million including the assumption of debt, will add approximately 68,000 customers to our existing Missouri customer base.

    On March 11, 1999, we acquired MultiNet/ Ikon, a natural gas utility from the state of Victoria, through a partnership. This purchase created the state's largest energy distribution network. Under the terms of the transaction, we acquired a 25.5% interest in MultiNet/Ikon for $224 million. This investment doubles our customer base in Australia to more than one million customers.

    On May 10, 1999, we entered into a merger agreement with The Empire District Electric Company, under which Empire will merge into UtiliCorp. Upon the closing of this merger, Empire's shareholders will receive $29.50 for each share of Empire common stock they hold, payable in either cash or UtiliCorp common stock. The value of the merger consideration per share will decrease if UtiliCorp's common stock is trading below $22 per share at closing and will increase if UtiliCorp's common stock is trading above $26 per share at closing. In addition, the form of the merger consideration will be adjusted if either too many Empire shareholders elect to receive cash or UtiliCorp common stock. The merger is subject to certain regulatory approvals. We expect this merger to be completed by the end of 2000. The transaction, valued at approximately $800 million including the assumption of debt, will add approximately 145,000 electric customers to our customer base.

    On June 30, 1999, we signed a letter of intent with Quanta Services, Inc., a provider of specialized contracting services to electric utilities, telecommunications and cable television operations and governmental entities, to invest up to $400 million in Quanta. The initial investment of up to $150 million will be in the form of convertible 6.5% preferred stock and is expected to close in September 1999. The convertible preferred stock can be converted into Quanta common stock at our option at any time and at the option of Quanta after three years. Additionally, the convertible preferred stock will automatically convert into Quanta common stock at the end of ten years. The remaining investment of up to $250 million could take the form of additional convertible preferred stock or a direct equity investment in Quanta common stock. The closing of the transaction is subject to the approval of our board of directors, the board of directors of Quanta, negotiation of the definitive agreement and certain other conditions.

                                USE OF PROCEEDS

    The net proceeds of this offering will be used to reduce our outstanding short-term debt incurred for acquisitions, construction and long-term debt repayments, and for general corporate purposes.

    At March 31, 1999, we had outstanding short-term borrowings (excluding current maturities of long-term debt) of approximately $363.1 million with a weighted average interest cost of 4.63%.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The ratio of earnings to fixed charges for each of the periods indicated is as follows:

   TWELVE
   MONTHS
    ENDED
  MARCH 31,                       YEARS ENDED DECEMBER 31,
-------------               ------------------------------------
    1999          1998         1997         1996         1995         1994
-------------     -----        -----        -----        -----        -----
       2.46          2.43         2.46         2.15         1.93         2.31

    The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purpose of these ratios, "earnings" is determined by adding pretax income to "fixed charges". For this purpose "fixed charges" consists of (1) interest on all indebtedness and amortization of debt discount and expense, (2) interest capitalized and (3) an interest factor attributable to rentals.

                         SELECTED FINANCIAL INFORMATION

    You should read the following tables in conjunction with the financial statements and notes incorporated by reference into this prospectus supplement and the accompanying prospectus and in conjunction with the "Recent Developments" section of this prospectus supplement.

                                                           THREE MONTHS
                                                              ENDED
                                                            MARCH 31,
                                                           (UNAUDITED)             YEAR ENDED DECEMBER 31,
                                                       --------------------  -----------------------------------
                                                         1999       1998     1998 (1)    1997 (2)     1996 (3)
                                                       ---------  ---------  ---------  -----------  -----------
                                                                             (in millions)
INCOME STATEMENT DATA
Sales................................................  $ 3,801.0  $ 2,895.8   12,563.4   $ 8,926.3    $ 4,332.3
Gross Profit.........................................      282.9      253.5      967.4       954.3        912.0
EBIT.................................................      111.6      104.2      351.4       359.1        326.2
Earnings Available for Common Shares.................       51.9       43.3      132.2       121.8        103.7

BALANCE SHEET DATA
Total Assets.........................................    6,396.3    4,981.2    5,991.5     5,113.5      4,739.8
Short-Term Debt (Including Current Maturities).......      599.1      212.4      484.4       263.4        277.7
Long-Term Debt.......................................    1,708.8    1,349.9    1,375.8     1,358.6      1,470.7
Preference and Preferred Stock (4)...................      100.0      100.0      100.0       100.0        125.0
Common Shareholders' Equity..........................    1,485.5    1,183.9    1,446.3     1,163.6      1,158.0

OTHER FINANCIAL DATA
Cash Provided by Operating Activities................      146.3      160.9      276.8       349.0        262.8
Depreciation Expense.................................       44.5       42.0      150.0       129.6        125.4
Additions to Utility Plant...........................       25.0       16.5      121.8       133.2        134.3
Cash Dividends Paid..................................       27.6       24.8       95.0        94.6         86.7

------------------------------

(1) In 1998 we recorded the following items that effect comparability:

    - A $27.7 million provision for impaired assets related to retail gas marketing assets, an independent power project and a partnership

    - A $6.6 million loss related to the settlement of two above-market gas contracts

    - A $6.8 million loss related to a judgement against us on a disputed gas supply contract

    - A $45.3 million gain related to United Energy Limited's sale of 42% of its common stock to the public

(2) In 1997 we recorded the following items that effect comparability:

    - A $26.5 million provision for impaired assets related to certain technology and royalty assets

    - A $6.5 million reserve primarily for unfavorable gas supply contracts

    - An extraordinary loss of $7.2 million net of tax related to the early retirement of long-term debt

    - A $53.0 million gain related to a terminated merger

    - A $4.8 million provision net of tax related to a change in accounting principles

(3) In 1996 we recorded the following items that effect comparability:

    - An $11.0 million expense for deferred merger costs

    - A $20.9 million gain related to a gain from a sale lease transaction partially offset by certain restructuring reserves related to changes in power project agreements

(4) Includes $100 million of company-obligated mandatorily redeemable preferred securities issued by a partnership

                                 CAPITALIZATION

    The following table sets forth our unaudited capitalization as of March 31, 1999, and as adjusted at that date to reflect the sale of the senior notes offered in this offering and the application of the net proceeds as described under "Use of Proceeds."

                                                                     AS OF MARCH 31, 1999
                                                                         (UNAUDITED)
                                                      --------------------------------------------------
                                                                                  AS ADJUSTED
                                                                       ---------------------------------

                                                          ACTUAL          AMOUNT      % CAPITALIZATION
                                                      ---------------  ------------  -------------------
Short-Term Debt (Including Current Maturities)......     $   599.1      $    349.1              9.0%
Long-Term Debt......................................       1,708.8         1,958.8             50.3
Company-Obligated Mandatorily Redeemable Preferred
  Securities of Partnership.........................         100.0           100.0              2.6
Common Shareholders' Equity.........................       1,485.5         1,485.5             38.1
                                                      ---------------  ------------           -----
Total Capitalization................................     $ 3,893.4      $  3,893.4            100.0%
                                                      ---------------  ------------           -----
                                                      ---------------  ------------           -----

                          DESCRIPTION OF SENIOR NOTES

    The following description of the particular terms of the senior notes offered by this prospectus supplement may add, update or change the description of the general terms and provisions of senior notes contained in the prospectus.

GENERAL

    We are issuing $250 million senior notes under an Indenture, dated as of November 1, 1990, as supplemented by an Eleventh Supplemental Indenture, dated as of July , 1999, between UtiliCorp United Inc. and The First National Bank of Chicago, as trustee. The senior notes will be direct, unsecured obligations and will rank without preference or priority among themselves and equally with all of our existing and future unsecured and unsubordinated indebtedness. The
senior notes will mature on July 15,     .

    We will pay interest on the senior notes from July   , 1999 at the rate per
annum set forth on the cover page of this prospectus supplement, on July 15 and January 15 of each year, commencing January 15, 2000, to the person in whose name the senior note was registered at the close of business on the preceding July 1 and January 1, respectively, subject to certain exceptions.

BOOK-ENTRY SYSTEMS

    The Depository Trust Company will act as securities depository for the senior notes. The senior notes will be issued in fully-registered form in the name of Cede & Co. (DTC's partnership nominee). We will issue one or more fully registered certificates as global securities for the senior notes in the aggregate principal amount of the senior notes and deposit the certificates with DTC.

    DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized book-entry changes in direct participants' accounts. This eliminates the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules that apply to DTC and its participants are on file with the Securities and Exchange Commission.

    If you intend to purchase any of the senior notes you must do so through the DTC system by or through direct participants. The participant that you purchase through will receive a credit for the senior notes on DTC's records. The ownership interest of each actual purchaser of senior notes, who we refer to as a "beneficial owner", is in turn to be received on the participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the senior notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the senior notes except in the event that use of the book-entry system for the senior notes is discontinued.

    To facilitate subsequent transfers, all senior notes deposited by direct participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of senior notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the senior notes. DTC's records reflect only the identity of the direct participants to whose accounts such senior notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Neither DTC nor Cede & Co. will consent or vote with respect to the senior notes. Under its usual procedures, DTC would mail an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the senior notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

    We will make principal and interest payments on the senior notes to DTC. DTC's practice is to credit direct participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participant and not of DTC, us or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. We or the trustee will be responsible for the payment of principal and interest to DTC. DTC will be responsible for the disbursement of those payments to its participants, and the participants will be responsible for disbursements of those payments to beneficial owners.

    DTC may discontinue providing its service as securities depository with respect to the senior notes at any time by giving reasonable notice to us or the trustee. Under these circumstances, in the event that a successor securities depository is not obtained, we will print and deliver to you senior note certificates.

    Also, in case we decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository) we will print and deliver to you senior note certificates.

    The following Year 2000 disclosure has also been provided to us by DTC: DTC management is aware that some computer applications, systems, and the like for processing data that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, as the same relate to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

    However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed its participants and other members of the financial community that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (1) impress upon them the importance of those services being Year 2000 compliant; and (2) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable (including DTC), but we take no responsibility for its accuracy.

    Neither we, the Trustee nor the Underwriters will have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to:

    - the accuracy of the records of DTC its nominee or any participant,

    - any ownership interest in the senior notes, or

    - any payments to, or the providing of notice to participants or beneficial owners.

REDEMPTION

    We cannot redeem the senior notes prior to maturity.

LIMITATION ON ISSUANCE OF MORTGAGE BONDS

    We have agreed not to issue any mortgage bonds under our General Mortgage Indenture and Deed of Trust, dated as of September 15, 1988, between us and Commerce Bank of Kansas City, N.A., as trustee, or, following the consummation of our acquisition of St. Joseph and Empire, under St. Joseph's Indenture of Mortgage and Deed of Trust dated as of April 1, 1946, as amended and supplemented or under Empire's Indenture of Mortgage and Deed of Trust dated as of September 1, 1944, as amended and supplemented, without directly securing the senior notes equally and ratably with the mortgage bonds and all other obligations and indebtedness secured under the relevant indenture. As of the date of this prospectus supplement, we have no mortgage bonds outstanding under our General Mortgage Indenture. As of March 31, 1999, St. Joseph and Empire had an aggregate of approximately $270 million of mortgage bonds outstanding under their indentures.

                                  UNDERWRITING

    We and the underwriters for the offering named below have entered into an underwriting agreement and a pricing agreement with respect to the senior notes. Subject to certain conditions, each Underwriter has severally agreed to purchase the principal amount of senior notes indicated in the following table.

                  Underwriters                    Principal Amount of Notes
------------------------------------------------  --------------------------
Goldman, Sachs & Co.............................        $
Banc of America Securities LLC..................
Salomon Smith Barney Inc........................
TD Securities (USA) Inc.........................
                                                       ---------------
  Total.........................................        $  250,000,000
                                                       ---------------
                                                       ---------------

                            -----------------------

    Senior notes sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any senior notes sold by the Underwriters to securities dealers may be sold at a discount from the initial public offering price of up
to   % of the principal amount of the senior notes. Any such securities dealers may resell any senior notes purchased from the Underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to
  % of the principal amount of the senior notes. If all the senior notes are not sold at the initial offering price, the Underwriters may change the offering price and the other selling terms.

    The senior notes are a new issue of securities with no established trading market. We have been advised by the Underwriters that the Underwriters intend to make a market in the senior notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the senior notes.

    In connection with the offering of the senior notes, the Underwriters may purchase and sell senior notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of senior notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the senior notes while the offering is in progress.

    The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased senior notes sold by or for the account of such Underwriter in stabilizing or short covering transactions.

    These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the senior notes. As a result, the price of the senior notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

    We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $150,000.

    We have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

PROSPECTUS

                                  UtiliCorp United

                            ------------------------

                                  $800,000,000

                                DEBT SECURITIES
                                  COMMON STOCK
                               ------------------

   We will provide specific terms of these securities in supplements to this prospectus.
You should read this prospectus and any supplement carefully before you invest.

                            ------------------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                   This Prospectus is dated November 17, 1998

                               TABLE OF CONTENTS

                                               PAGE
                                               -----
ABOUT THIS PROSPECTUS.....................           2
WHERE YOU CAN FIND MORE INFORMATION.......           2
THE COMPANY...............................           4
USE OF PROCEEDS...........................           4
RATIO OF EARNINGS TO FIXED CHARGES........           4

                                               PAGE
                                               -----
DESCRIPTION OF DEBT
  SECURITIES..............................           4
DESCRIPTION OF COMMON
  STOCK...................................           9
PLAN OF DISTRIBUTION......................          13
LEGAL OPINIONS............................          13
EXPERTS...................................          13

                            ------------------------

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission ("SEC") utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus (the "Securities") in one or more offerings up to a total dollar amount of $800,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. Our Internet address is http://www.utilicorp.com.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

    a.  Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

    b. Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 30, 1998.

    c.  Current Report on Form 8-K dated March 16, 1998.

    d. The description of Common Stock contained in our Registration Statement on Form 8-B dated May 5, 1987 and the description of the Preference Stock Purchase Rights set forth in Registration Statement No. 333-14869.

    You may request a copy of these filings, at no cost, by telephoning or writing to us at the following address:

                               Investor Relations
                             UtiliCorp United Inc.
                              20 West Ninth Street
                          Kansas City, Missouri, 64105
                                  816-421-6600

    This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

                                  THE COMPANY

    UtiliCorp United Inc. is a multinational energy and energy services company headquartered in Kansas City, Missouri. Our executive offices are located at 20 West Ninth Street, Kansas City, Missouri 64105, and our telephone number is
(816) 421-6600.

                                USE OF PROCEEDS

    Unless otherwise set forth in a prospectus supplement, the net proceeds from the sale of the offered securities will be used for general corporate purposes including repayment of debt, construction and acquisitions. At September 30, 1998, we had outstanding short-term borrowings (excluding current maturities of long-term debt) of approximately $383.8 million with a weighted average interest rate of 5.89%.

                              RATIO OF EARNINGS TO
                                 FIXED CHARGES

    The ratio of earnings to fixed charges for each of the periods indicated is as follows:

             TWELVE MONTHS
                 ENDED                                  YEARS ENDED
             SEPTEMBER 30,                             DECEMBER 31,
           -----------------               ------------------------------------
                 1998            1997         1996         1995         1994         1993
           -----------------     -----        -----        -----        -----        -----
                    2.25            2.46         2.15         1.93         2.31         2.05

    The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purpose of these ratios, "earnings" is determined by adding pretax income to "fixed charges". For this purpose "fixed charges" consists of (1) interest on all indebtedness and amortization of debt discount and expense, (2) interest capitalized and (3) an interest factor attributable to rentals.

                         DESCRIPTION OF DEBT SECURITIES

    The following description of the terms of the Company's debt securities (the "Debt Securities") sets forth certain general terms and provisions. The particular terms of the Debt Securities offered by any prospectus supplement will be described therein. The Debt Securities will be issued under an Indenture, dated as of November 1, 1990, as supplemented (the "Indenture"), between the Company and The First National Bank of Chicago, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Indenture are referred to or used herein, such sections or defined terms shall be incorporated herein by reference as part of the statements made.

GENERAL

    The Indenture does not limit the aggregate principal amount of the Debt Securities or of any particular series of Debt Securities which may be issued thereunder. The Indenture provides that Debt Securities may be issued from time to time in one or more series. (Section 301). The Debt Securities will be unsecured obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company

    Reference is made to the prospectus supplement relating to the particular series of Debt Securities offered thereby for the following terms or additional provisions of such Debt Securities: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt

Securities; (3) the price (expressed as a percentage of the aggregate principal amount thereof) at which such Debt Securities will be issued; (4) the date or dates on which such Debt Securities will mature; (5) the rate or rates (which may be fixed or variable) per annum at which such Debt Securities will bear interest, if any, or the method by which such rate or rates, if any, will be determined; (6) the date from which such interest, if any, on such Debt Securities will accrue, the dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence, the record dates for any interest payment dates and the person, if different than the registered holder as of the record date, to whom any interest shall be payable; (7) the dates, if any, on which and the price or prices at which such Debt Securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund provisions, be redeemed by the Company, and the other detailed terms and provisions of such sinking funds; (8) the date, if any, after which and the price or prices at which such Debt Securities may, pursuant to any optional redemption provisions, be redeemed at the option of the Company or of the Holder thereof and the other detailed terms and provisions of such optional redemptions; (9) any additional restrictive covenants included solely for the benefit of such Debt Securities; (10) any additional Events of Default provided solely with respect to such Debt Securities; (11) the currency or currencies in which the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable; (12) the index, if any, with reference to which the amount of principal of (and premium, if any) or interest, if any, on such Debt Securities will be determined; (13) whether a Global Security is to be issued with respect to such Debt Securities, the name of the Depository for such Global Security and the terms, if any, upon which interests in the Global Security may be exchanged for such definitive Debt Securities; and
(14) any additional terms of such Debt Securities.

    Unless otherwise provided in the prospectus supplement relating thereto, principal of (and premium, if any) and interest, if any, on the Debt Securities will be payable, and the transfer or exchange of the Debt Securities will be registrable, at the office or agency maintained by the Company for that purpose in New York, New York, provided that, at the option of the Company interest may be paid by check mailed to the address of the Person entitled thereto as it appears on the Security Register. (Sections 301, 305 and 1002).

    Unless otherwise indicated in the prospectus supplement relating thereto, the Debt Securities will be issued only in registered form without coupons and in denominations of $1,000 and integral multiples thereof. (Section 302). No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305).

    Debt Securities may be issued as Original Issue Discount Securities to be sold at a substantial discount below their principal amount. Special Federal income tax, accounting and other considerations applicable thereto will be described in the prospectus supplement relating thereto. "Original Issue Discount Security" means any security which provides for the declaration of acceleration of the maturity of an amount less than the principal amount thereof upon the occurrence and continuance of an Event of Default. (Section 101).

EVENTS OF DEFAULT

    An Event of Default is defined in the Indenture, with respect to Debt Securities of any series, as: (a) a default in the payment of principal of (or premium, if any, on) any Debt Security at its Maturity; (b) a default in the payment of any interest on any Debt Security when due, continued for 30 days;
(c) a default in the payment of any sinking fund installment, when and as due;
(d) failure by the Company for 60 days after due notice in performance of any other of the covenants or warranties in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of a series of Debt Securities other than that series); (e) a default under any indebtedness for money borrowed by the Company resulting in such indebtedness in an aggregate principal amount exceeding $5,000,000 becoming due prior to maturity, without such acceleration having been rescinded within 10 days after due notice of such default as provided in the Indenture; (f) certain events of bankruptcy, insolvency or reorganization of the Company; and (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501).

    The Indenture provides that, if any Event of Default with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may, by notice as provided in the Indenture, declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of (or premium, if any) or interest, if any, on the Debt Securities of that series and certain other specified defaults) may be waived by the Holders of a majority in principal amount of the Outstanding Debt Securities of that series on behalf of the Holders of all Debt Securities of that series. (Sections 502 and 513).

    Reference is made to the prospectus supplement relating to each series of Outstanding Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

    The Indenture provides that the Trustee will, within 90 days after the occurrence of a default with respect to Debt Securities of any series at the time Outstanding, give to the Holders of the Outstanding Debt Securities of that series notice of such default known to it if uncured or not waived, provided, that, except in the case of default in the payment of principal of (or premium, if any) or interest, if any, on any Debt Security of that series, or in the payment of any sinking fund installment which is provided, the Trustee will be protected in withholding such notice if the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of the Outstanding Debt Securities of such series; and, provided further, that such notice shall not be given until 30 days after the occurrence of a default with respect to Outstanding Debt Securities of any series in the performance of a covenant in the Indenture other than for the payment of the principal of (or premium, if any) or interest, if any, on any Debt Security of such series or the deposit of any sinking fund installment with respect to the Debt Securities of such series. The term default with respect to any series of Outstanding Debt Securities for the purpose only of this provision means the happening of any of the Events of Default specified in the Indenture and relating to such series of Outstanding Debt Securities, excluding any grace periods and irrespective of any notice requirements. (Section 602).

    The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the Holders of any series of Outstanding Debt Securities before proceeding to exercise any right or power under the Indenture at the request of the Holders of such series of Debt Securities. (Section 603). The Indenture provides that the Holders of a majority in principal amount of Outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or other power conferred on the Trustee, provided that the Trustee may decline to act if such direction is contrary to law or the Indenture. (Section 512).

    The Indenture includes a covenant that the Company will file annually with the Trustee a certificate of no default, or specifying any default that exists. (Section 1007).

DEFEASANCE

    The Indenture provides that the Company, at its option, (a) will be discharged from any and all obligations with respect to the Debt Securities (except for certain obligations which include registering the transfer or exchange of the Debt Securities, replacing stolen, lost or mutilated Debt Securities, maintaining paying agencies and holding monies for payment in trust) or (b) need not comply with certain restrictive covenants of the Indenture, upon the deposit with the Trustee (and in the case of a discharge, 91 days after such deposit), in trust, of money, or U.S. Government Obligations, or a combination thereof, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal of and interest on the Debt Securities on the date such payments are due in accordance with the terms of the Debt Securities to their stated maturities or to and including a redemption date which has been irrevocably designated by the Company for redemption of the Debt Securities. To exercise any such option, the Company is required to meet certain conditions, including delivering to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the Holders of the Debt Securities to recognize income, gain or loss for federal income tax purposes. (Sections 403 and 1008).

MODIFICATION OF THE INDENTURE

    The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than 66 2/3% in principal amount of each series of Outstanding Debt Securities affected thereby (voting as a class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the Holders of Outstanding Debt Securities of such series, except that no such supplemental indenture may (a) change the Stated Maturity of any Debt Security,
(b) reduce the principal amount of, or the rate of interest or any premium on, any Debt Security, (c) change the place or currency of payment on any Debt Security, (d) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity thereof, (e) reduce the above-stated percentage of Outstanding Debt Securities necessary to modify or amend the

Indenture, or (f) reduce the percentage of aggregate principal amount of Outstanding Debt Securities necessary for waiver of compliance with certain provisions of the Indenture or for the waiver of certain covenants and defaults. (Section 902).

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Indenture contains a provision permitting the Company, without the consent of the Holders of any of the Outstanding Debt Securities under the Indenture, to consolidate with or merge into any other corporation or transfer or lease its assets substantially as an entirety to any Person or to acquire or lease the assets of any Person substantially as an entirety or to permit any corporation to merge into the Company, provided that: (i) the successor is a corporation organized under the laws of any domestic jurisdiction; (ii) the successor corporation, if other than the Company, assumes the Company's obligations on the Debt Securities and under the Indenture; and (iii) after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing. (Section 801).

    Certain of the covenants described above would not necessarily afford the Holders protection in the event of a highly leveraged transaction involving the Company, such as a leveraged buyout. However, issuance of long-term debt by the Company requires regulatory approval.

OUTSTANDING DEBT SECURITIES

    The Indenture provides that, in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver under the Indenture, (i) the portion of the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding for such purposes shall be that portion of the principal amount thereof that could be declared to be due and payable upon the occurrence of an Event of Default and the continuation thereof pursuant to the terms of such Original Issue Discount Security as of the date of such determination, and (ii) Debt Securities owned by the Company or any of its Affiliates shall not be deemed to be Outstanding. (Section 101).

REGARDING THE TRUSTEE

    The Company has a bank line of credit with the Trustee and maintains depository and other banking relationships with the Trustee.

                          DESCRIPTION OF COMMON STOCK

    The following description of the terms of the Common Stock sets forth general terms and provisions of the Company's Common Stock and does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Incorporation of the Company, as amended (the "Certificate of Incorporation"), and the Company's Michigan Gas Utilities Indenture, dated as of July 1, 1951, as amended and supplemented (the "MGU Indenture"), securing the first mortgage bonds issued by Michigan Gas Utilities Company under the MGU Indenture and assumed by the Company in connection with its acquisition of Michigan Gas Utilities Company.

    The total number of shares of capital stock which the Company has authority to issue is 230,000,000 shares, consisting of 200,000,000 shares of Common Stock, par value $1 per share (the "Common Stock"), 10,000,000 shares of Preference Stock, without par value (the "Preferrence Stock"), and 20,000,000 shares of Class A Common Stock, par value $1 per share (the "Class A Common Stock").

DIVIDEND RIGHTS AND LIMITATIONS

    Subject to the limitations referred to below, dividends may be declared on the Common Stock out of funds legally available therefor.

    Cash dividends on and acquisition of the Company's capital stock are restricted by provisions of the Company's MGU Indenture. Under the most restrictive of these provisions, the Company may not declare or pay any dividend (other than a dividend payable in shares of its capital stock), whether in cash or in stock or otherwise acquire any shares of any class of its capital stock if, after giving effect thereto, the sum of (i) the aggregate amount of all dividends declared and all other distributions made (other than dividends declared or distributions made in shares of its capital stock) on shares of its capital stock, of any class, subsequent to December 31, 1984, plus (ii) the excess, if any, of the amount applied to or set apart for the purchase or other acquisition of any shares of its capital stock, of any class, subsequent to December 31, 1984, over such amounts as shall have been received by the Company as the net cash proceeds of sales of shares of its capital stock, of any class, subsequent to December 31, 1984, would exceed the sum of the net income of the Company since January 1, 1985, plus $50 million. In addition, the Company may not declare such dividends unless it maintains a tangible net worth of at least $250 million and the aggregate principal amount of its outstanding indebtedness does not exceed 70% of its capitalization. None of the Company's retained earnings was restricted as to payment of cash dividends on its capital stock as of September 30, 1998.

VOTING RIGHTS

    The holders of Common Stock are entitled to one vote for each share held of record. The Board of Directors is divided into three classes and each year one class is elected to serve a three-year term. Holders of Common Stock are not entitled to the benefits of cummulative voting in the election of directors.

    The consent of the holders of either a majority or two-thirds of the outstanding shares of Preference Stock (depending on the matter) is required to effect such matters as the creation or authorization of any stock ranking prior thereto or on a parity therewith, the creation of authorization of any securities convertible into shares of stock ranking prior thereto or on a parity therewith, or any increase in the total authorized amount of Preference Stock or of any class of stock ranking prior thereto or on a parity therewith.

CHANGE IN CONTROL AND BUSINESS TRANSACTION PROVISIONS

    The Certificate of Incorporation (i) provides for the classification of directors, with three-year staggered terms, and a requirement of an affirmative vote of 80% of the outstanding shares of Common Stock to remove the entire Board of Directors; (ii) requires an affirmative vote of 80% of the outstanding shares of Common Stock (or the approval of two-thirds of the directors) to change the provisions of the Bylaws relating to the classified Board of Directors; and
(iii) requires the affirmative vote of 80% of the outstanding shares of Common Stock to approve certain Business Transactions (as defined therein) with a Related Person (defined below), unless approved by a majority vote of the Continuing Directors (as defined therein) or unless a certain minimum price requirement is met. Such provisions may have significant effects on the ability of stockholders of the Company to change the composition of an incumbent Board of Directors or to benefit from certain transactions, which are opposed by an incumbent Board of Directors.

    The term "Related Person" is defined in the Certificate of Incorporation to include a security holder who owns 20% or more of the outstanding shares of the Common Stock. The above provisions dealing with Business Transactions involving the Company and a Related Person may discriminate against a security holder who becomes a Related Person by reason of ownership of such amount of Common Stock.

CLASS A COMMON STOCK AND PREFERENCE STOCK

    The Board of Directors, without further action by the stockholders, may issue one or more series of Class A Common Stock or Preference Stock from time to time which may have terms more favorable than the Common Stock including preferential dividend, liquidation, redemption and voting rights. The Company may use the Class A Common Stock and the Preference Stock as an anti-takeover device since the Class A Common Stock and the Preference Stock may be issued with "super voting" rights and placed in the control of parties friendly to the current management, thus prolonging management's control of the Company. The New York Stock Exchange has in effect a rule which restricts the ability of the Company to issue Class A Common Stock and Preference Stock with such super voting rights. There are no shares of Class A Common Stock or Preference Stock issued or outstanding on the date hereof and the Company has no present intention of issuing such shares.

SHAREHOLDER RIGHTS PLAN

    The Company has adopted, a Shareholder Rights Plan pursuant to which holders of Common Stock outstanding on December 31, 1996 or issued thereafter have been granted one preference share purchase right (a "Right") attributable to each share of Common Stock. The following description of the Rights is not intended to be complete and is qualified in its entirety by reference to the Rights Agreement between the Company and First Chicago Trust Company of New York incorporated by reference in this prospectus (the "Rights Agreement"). Certain of the capitalized terms used in the following description have the meanings set forth in the Rights Agreement.

    Each Right, when it becomes exercisable, as described below, will entitle the registered holder to purchase one one-thousandth (1/1000(th)) of a share of Series A Participating Cumulative Preference Stock of the Company, no par value (the "Preference Stock"), at a purchase price of $115, subject to certain adjustments and other specified conditions. Initially, the Rights will be evidenced by the certificates of Common Stock of the Company, registered in the names of the holders thereof and will be transferred with and only with the Common Stock.

    The Rights become exercisable upon the occurrence of a Distribution Date, which is defined in the Rights Agreement as the earlier of (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution) after the date on which any Person commences a tender or exchange offer which, if consummated, would result in such Person's acquiring beneficial ownership of more than 15% of the outstanding Common Stock (such Person being called an "Acquiring Person"), and (ii) the tenth business day after the first date of public announcement by the Company that a Person has become an Acquiring Person (the "Flip-in Date") or such other date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Flip-in Date. The definition of "Acquiring Person" excludes certain persons, including certain persons which inadvertently acquire beneficial ownership of more than 15% of the outstanding Common Stock provided that such Person promptly agrees to divest and does promptly divest sufficient shares of Common Stock to reduce such Person's percentage of beneficial ownership below 15%.

    In the event that a Flip-in Date occurs, each Right (other than Rights beneficially owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company that number of shares of Common Stock of the Company having an aggregate Market Price (as defined in the Rights Agreement), on the date of the public announcement of an Acquiring Person's becoming such that gave rise to the Flip-in Date, equal to twice the Purchase Price for an amount in cash equal to the then current Purchase Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Common Stock, elect to exchange all (but not less than all) of the then outstanding Rights (other than Rights beneficially owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights have become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the Distribution Date (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right (other than Rights beneficially owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights have become void) will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

    Whenever the Company shall become obligated under the preceding paragraph to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Preference Stock, at a ratio of one one-thousandth (1/1000th) of a share of Preference Stock for each share of Common Stock so issuable.

    In the event that the Company is acquired in a merger or other similar business combination entered into while the Acquiring Person is in control of the Board of Directors of the Company or 50% or more of the Company's assets or assets representing 50% or more of the Company's operating income or cash flow are transferred to an Acquiring Person or affiliate thereof, the Company shall take such action as necessary to ensure that the Rights will "flip-over" and entitle each holder of a Right to purchase capital stock of the acquiring corporation having a market value equal to twice the purchase price of the Preference Stock otherwise purchasable pursuant to a Right.

    At any time prior to the earlier of a Flip-in Date and the tenth anniversary of the Rights Agreement, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Under certain circumstances the Rights Plan may be amended from time to time by the Board of Directors of the Company without approval of the Company's stockholders.

    After the first date of public announcement by the Company that there is an Acquiring Person and prior to the time that an Acquiring Person becomes the beneficial owner of more than 50% of the outstanding shares of Common Stock, the Board of Directors of the Company may elect to exchange each Right (other than Rights owned by the Acquiring Person) for shares of Common Stock of the Company at an exchange ratio of one share of Common Stock per Right.

    The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company without Board approval. The Rights will not interfere with any merger or other business combination with a third party approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to a Flip-in Date, redeem all but not less than all of the then outstanding Rights as described above.

MISCELLANEOUS

    The outstanding Common Stock of the Company is, and the Common Stock, which may be offered from time to time, when issued and paid for will be, fully paid and non-assessable. Holders of Common Stock do not have any preemptive rights. On liquidation, after payment of the liquidation preferences of the Class A Common Stock and the Preference Stock, if any, the holders of the Common Stock will be entitled to receive all amounts remaining for distribution to stockholders.

    The Co-Transfer Agents for the Common Stock are First Chicago Trust Company of New York, New York, UMB Bank, N.A., Kansas City, Missouri and The R-M Trust Company, Toronto, Ontario, Canada. The Registrar for the Common Stock is First Chicago Trust Company of New York, New York, New York.

    The outstanding Common Stock of the Company is, and the shares of Common Stock, which may be offered from time to time, will be, unless otherwise provided in a prospectus supplement, listed on the New York, Pacific and Toronto Stock Exchanges.

                              PLAN OF DISTRIBUTION

    We may sell the Securities: (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

BY AGENTS

    Securities may be sold through agents designated by us. The agents agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

BY UNDERWRITERS

    If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own accounts. The underwriters may resell the Securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the Securities will be subject to certain conditions. The underwriters will be obligated to purchase all the Securities of the series offered if any of the Securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

DIRECT SALES

    Securities may also be sold directly by us. In this case, no underwriters or agents would be involved.

    This prospectus may also be used by persons who purchase Securities directly from us and who wish to offer and sell those Securities, on terms then available, in transactions in which they may be deemed underwriters within the meaning of the Securities Act of 1933 (the "Act").

GENERAL INFORMATION

    Underwriters, dealers and agents that participate in the distribution of the Securities may be underwriters as defined in the Act, and any discounts or commissions received by them from us and any profit on the resale of the Securities by them may be treated as underwriting discounts and commissions under the Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

    We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

    Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

                                 LEGAL OPINIONS

    The legality of the Securities will be passed upon for the Company by Blackwell Sanders Peper Martin LLP, Two Pershing Square, 2300 Main Street, Kansas City, Missouri 64108, and for the Underwriters by Milbank, Tweed, Hadley & McCloy, 1 Chase Manhattan Plaza, New York, New York 10005. Milbank, Tweed, Hadley & McCloy from time to time provides legal services to the Company.

                                    EXPERTS

    The consolidated financial statements and schedules included in the Company's Annual Report on Form 10-K for the years ended December 31, 1997, 1996 and 1995, which are incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

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    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the senior notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ----------------

                               TABLE OF CONTENTS
                             Prospectus Supplement

                                                    Page
                                                    -----

About this Prospectus Supplement...............         S-2
The Company....................................         S-2
Recent Developments............................         S-3
Use of Proceeds................................         S-4
Ratio of Earnings to Fixed Charges.............         S-4
Selected Financial Information.................         S-5
Capitalization.................................         S-6
Description of Senior Notes....................         S-6
Underwriting...................................         S-9

                         Prospectus
About this Prospectus..........................           2
Where You Can Find More Information............           2
The Company....................................           4
Use of Proceeds................................           4
Ratio of Earnings to Fixed Charges.............           4
Description of Debt Securities.................           4
Description of Common Stock....................           9
Plan of Distribution...........................          13
Legal Opinions.................................          13
Experts........................................          13

                                  $250,000,000

                                   UtiliCorp

                                 % Senior Notes
                                  due July 15,

                             ---------------------

                             PROSPECTUS SUPPLEMENT

                               ------------------

                              GOLDMAN, SACHS & CO.
                         BANC OF AMERICA SECURITIES LLC
                              SALOMON SMITH BARNEY
                                 TD SECURITIES

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